Filed by USA Interactive

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Hotels.com

Commission File No. 000-29575

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USA Interactive

TRAVEL SERVICES	Expedia, Inc. · hotels.com · INTERVAL INTERNATIONAL · TV Travel Shop
ELECTRONIC RETAILING	HSN · AMERICA'S STORE · H·O·T · LIVE · TVSN · SHOP
TICKETING	ticketmaster · reserve america · TICKETWEB · MTN
PERSONALS	match.com · udate.com
LOCAL SERVICES	Citysearch · evite · entertainment
FINANCIAL SERVICES & REAL ESTATE	LendingTree.com · LendingTree Realty Services
	TELESERVICES · PRC

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Strategies

Drive Online Migration
Expand Internationally
USA's goal is to become the world's largest, most profitable and fastest growing interactive commerce company... by pursuing a multi-brand strategy.
Maximize Customer Value
Invest in World Class Technologies
Grow Preeminent Brands

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Strategies

Drive Online Migration
Expand Internationally
Invest in World Class Technologies
Grow Preeminent Brands
Maximize Customer Value

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Ticketmaster

52% U.S.
47% Worldwide
33% International
32%
30%
38%
33%
35%
32%
37%
34%
41%
38%
46%
43%
45%
41%
46%
41%
16%
17%
20%
24%
26%
33%
28%
30%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
2001
2002
2003

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Travel

$ in billions

ONLINE PENETRATION BY CATEGORY
3%
9%
18%
12%
24%
36%
Today
2006E
Cruises/Packages
Lodging
Air

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LendingTree

2002 CONSUMER LENDING

Online = 10-12%
($400 Billion)
TREE = 0.7%
($22 Billion)

Total = $3.9 Trillion

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Local Discounting

entertainment.
Los Angeles
Search:
Browse:
Home
Dining
Shopping
Travel
Events & Attractions
Movie Tickets
Monday's Featured Dining Discounts
French
Italian
Family Dining
Vito
ANDIAMO
Aimee's - French
SAVE 50% off
Andiamo - Italian
SAVE 50% off
Vito - Italian
SAVE 50% off
More French Discounts
More Italian Discounts
More Family Discounts
Neighborhood Dining Maps
$45.21
Popular Dining in Los Angeles
Dining
American
Asian
French
Greek
Indian
Italian
Mexican
Middle Eastern
Miscellaneous
Other European
Steak & Seafood
family
fine dining
fine casual
casual
take out
fast food
Shopping
Travel
Holloway
Join the dining

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Strategies

Drive
Online
Migration
Expand
Internationally
Invest in
World Class
Technologies
Grow
Preeminent
Brands
Maximize
Customer
Value

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International Revenues

$ in millions

INTERNATIONAL REVENUES
and as % OF TOTAL REVENUES

18.4%
10.7%
11.4%
10.5%
10.3%
12.3%
$94
$107
$89
$108
$104
$137
$175
$196
$244
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
2001 = $397
2002 = $612
2003

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International Opportunity

$ in billions

B2C ECOMMERCE SPENDING
U.S. CAGR = 24%
International CAGR = 57%
$64
$45
$80
$75
$95
$128
$118
$204
$150
$305
$187
$429
2001A
2002A
2003E
2004E
2005E
2006E
U.S.
International

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Strategies

Drive Online Migration
Expand Internationally
Maximize Customer Value
Invest in World Class Technologies
Grow Preeminent Brands

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Expedia

Package Wizard
Change your dates
Departing: (MM/DD/YY)
6/26/2003
Anytime
Returning: (MM/DD/YY)
6/29/2003
Anytime
Go
Modify this list
Hotel class:
Show all
Go
Travel Right
The best deals, right in your inbox!
Expedia Cruises
Book Now!
Add fun trip extras!
New York to Miami packages
Book this destination online, or call our reservation agents toll-free at 1 (800) 342 8630
Currently included package items
Check-in: Thu 26-Jun-03 Check-out: Sun 29-Jun-03 Select a hotel for your vacation package below
Rental car (Note: Car taxes and surcharges not included.)
New York (LGA) to Miami (MIA) Thu 26-Jun-03 6:30 AM - 9:23 AM American Airlines
Miami (MIA) to New York (LGA) Sun 29-Jun-03 12:26 PM - 3:30 PM American Airlines
Tip: Don't want this flight? Click Choose a different flight below the vacation package that interests you.
Choose a hotel for your package
Show these hotels on a map
Sort by: Expedia Picks Price Hotel Name City Hotel Class
Available packages: 1-25 26-50 51-75 76-100 101-125 126-150 151-175 176-178
Previous | Next
$483.37 avg/person ($966.74 total)
Package includes: Standard room 3 nights hotel, 2 roundtrip tickets, 4 days Midsize Car, taxes, & regulatory surcharges for flight. Note: Car taxes & surcharges not included.
Fontainebleau Hilton Resort
Miami, FL
Indulge in tropical splendor on the white sandy shores of Miami Beach.
Unwind in the peaceful gardens or explore nearby South Beach and the Art Deco ... More lodging info
Exclusive Limited Time Offer for Expedia Customers
Choose a different flight
Choose and continue
Was $437.76 Now $413.83 avg/person ($827.66 total)
Package includes: City View King room 3 nights hotel, 2 roundtrip tickets, 4 days Economy Car, taxes, & regulatory surcharges for flight. Note: Car taxes & surcharges not included.
Ritz Plaza Hotel

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Ticketmaster

ticketAlert
E-mail this to a friend
enter artist or team
Search
COLDPLAY
ticketmaster
eventReminder
Lowell Memorial Auditorium
ticketAlert
brought to you by Ticketmaster
Hello Anthony,
We're excited to announce these tickets are on sale soon.
On sale Friday, Jan 24, 2003:
Bon Jovi
Los Angeles Lakers
To find tickets on Friday, use the links below.
Bon Jovi
The following 2 events are on sale
Fri, 1/24/03 10:00 am PST
Event:
Date:
Bon Jovi
Arrowhead Pond (CA)
Wed, 1/25/03
Bon Jovi
Arrowhead Pond (CA)
Wed, 1/25/03

Weekly t...

Venue ticket...

Event Remin...

Performer ticketAlert

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Match

match.com PERSONAL ATTRACTION
Take the test!
WHO YOU'RE LOOKING FOR!
You and your ideal partner
Instructions
YOUR PROFILE
How unique is your type?
WHO YOU'RE LOOKING FOR!
How social are you?
How do you run your life?
How's your mood?
How unique is your type?
Your personality profile is similar to a small number of men your age. Looking at over 10,000 men who have taken the test, about 29.3% (or 1 in 3 men) have very similar beliefs, values, and habits. Of course, the way these qualities are expressed in you is what makes you so unique.
How many other men have personalities like you?
35.00%
29.00%
Lights. Camera. Dating!
Get noticed today with a video greeting, It's easy to create a free video for your **profile** or send privately in your **email**.
View a Sample >>
Create New Video

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LendingTree

1-800-411-TREE

Help Center | Email Us | Call Us | Click Here for Live Help!

LendingTree

You are logged in as: Sarah Smith
Not Sarah Smith?
Logoff

Loan Status

- View All Offers
- View All Requests
- Help On This Page
- About Our Lenders
- Compare Offers Side by Side
- Find a REALTOR®
- Print Friendly Version

Important Information

- Privacy Policy
- Electronic Disclosure
- Licenses and Disclosures
- Terms of Use
- Does LendingTree charge a fee for its services?
- Am I obligated to accept an offer?

TRUSTe

Need Help?

- Email Us
- Call Us

Loan Status: Your Mortgage Refinance Offer(s)

Congratulations - You have received 8 offers. Here you can view all of your offers, compare one offer against another, check out the details on any given offer, and select an offer to begin working with a specific lender.

To select an offer, click on the **"Offer Details"** button next to the offer you want to select.

You may also change your offer request.

Print Friendly Version

Lender	Loan Amount	Interest Rate	Points	APR	Monthly Payment	Loan Product
First Residential Mortgage	$204,000	5.50%	0.000%	5.650%	$1,158	30 year fixed
First Residential Mortgage	$204,000	4.25%	0.000%	4.360%	$1,004	5 year ARM/30 yrs
First Residential Mortgage	$204,000	4.75%	0.000%	4.860%	$1,064	3 year ARM/30 yrs
NovaStar Mortgage, Inc.	$204,000	3.88%	1.125%	4.789%	$959	3yearARM/30yrs
NovaStar Mortgage, Inc.	$204,000	5.25%	0.25%	5.307%	$1,127	30yearfixed
NovaStar Mortgage, Inc.	$204,000	4.13%	0.625%	4.847%	$989	3yearARM/30yrs
Salem Mortgage	$204,000	5.38%	0.680%	5.780%	$1,142	30 year fixed
Wilmington Finance, Inc.	$204,000	5.75%	1.000%	5.990%	$1,190	3 year ARM/30 yrs

You can compare any two of your offers side by side to see how they stack up.

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Strategies

Drive Online Migration
Expand Internationally
Maximize Customer Value
Grow Preeminent Brands
Invest in World Class Technologies

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Marketing

$ in millions

SELLING & MARKETING as % OF REVENUE
10.5%
13.4%
12.1%
12.8%
12.6%
15.0%
EBITDA MARGIN
5.1%
7.8%
10.3%
10.4%
9.6%
12.4%
2001
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03

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Reach

QUARTERLY UNIQUE VISITORS

(in millions)

50.9
53.0
54.0
51.1
57.5
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03

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#9 in Online Reach

COMBINED HOME / WORK UNIQUE VISITORS
April 2003 (in millions)
109.7
107.7
106.0
55.7
55.1
46.7
45.4
36.2
35.7
35.3
AOL
MSN
Yahoo
eBay
Google
About/ Primedia
Terra Lycos
Gator Network
USA
Amazon

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Strategies

Drive Online Migration
Expand Internationally
Maximize Customer Value
Invest in World Class Technologies
Grow Preeminent Brands

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User Base

$ in millions

ACTIVE CUSTOMERS
As of Q1 2003 (in millions)

112
29
32
31
eBay
Amazon
Yahoo

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Transactions Driving Profits

GROSS PROFIT PER ACTIVE CUSTOMER
Q1 2003

$18.70
$12.28
$5.78
$2.14
USA
eBay
Amazon
Yahoo

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Strong Balance Sheet

$ in millions, as of March 31, 2003. Proforma for recent and pending transactions.

$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
-$1,000
-$2,000
$4,811
Cash at USA
+
$2,203
Securities in VUE
=
$7,014
Available Cash & Cash Equivalents
+
Net Debt and Preferred
($1,892)
=
$5,122
Net Cash and Securities

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Shareholder Value Creation

67% = USA CAGR
38% = USA CAGR
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
12/96
Today
USAI
NASDAQ
DJIA

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Searchable text section of graphics shown above

[LOGO]

Dara Khosrowshahi

EVP & CFO

June 4, 2003

Deutsche Bank 11th Annual Media Conference

USA Interactive

[GRAPHIC]

Prepared 6/4/03 - Read important disclaimer(s)

As of June 2003. Includes some companies majority or partially owned by USA.

Strategies

[CHART]

Strategies

[CHART]

Ticketmaster

[CHART]

Travel

$ in billions

ONLINE PENETRATION BY CATEGORY

[CHART]

Source CSFB and PhocusWright  research.

LendingTree

2002 CONSUMER LENDING

[CHART]

Total = $3.9 Trillion

Source: IDC, MBAA, SMR Home Equity and subprime Mortage Loans, 2002, NADA and Manheim Auctions.

Local Discounting

[GRAPHIC]

Strategies

[CHART]

International Revenues

$ in millions

INTERNATIONAL REVENUES
and as % OF TOTAL REVENUES

[CHART]

Source: USA public filings. Pro forma for Expedia transaction.

International Opportunity

$ in billions

B2C ECOMMERCE SPENDING

[CHART]

Source: IDC. “Internet Commerce Market Model version 8.3” December 2002. Excludes TV electronic retailing and financial services.

Strategies

[CHART]

Expedia

[GRAPHIC]

Ticketmaster

[GRAPHIC]

Match

[GRAPHIC]

LendingTree

[GRAPHIC]

Strategies

[CHART]

Marketing

$ in millions

[CHART]

Sources: USA public filings; pro forma for Expedia transaction.

Reach

QUARTERLY UNIQUE VISITORS

(in millions)

[CHART]

Source: Neilson/Net Ratings Quarterly Trend Report.

#9 in Online Reach

COMBINED HOME / WORK UNIQUE VISITORS

April 2003 (in millions)

[CHART]

Data for USA is from a comScore Media Metrix unranked custom entity report defined by USA, representing combined home / work unduplicated reach for all of USA’s subsidiaries, and is compared to the comScore Media Metrix Top 100 Properties list.  Data for other companies is per comScore Media Metrix’s Top 100 Properties report.

Strategies

[CHART]

User Base

$ in millions

ACTIVE CUSTOMERS

As of Q1 2003 (in millions)

[CHART]

USA represents active customers, defined as customers who have purchased within the past twelve months.
Assumes 25% duplication across USA brands. eBay represents active users. Amazon represents active customers. Yahoo represents active registered users.

Transactions Driving Profits

GROSS PROFIT PER ACTIVE CUSTOMER

Q1 2003

[CHART]

USA represents active customers, defined as customers who have purchased within the past twelve months.
Assumes no duplication across USA brands.and excludes EPI, which was acquired on 3/24/03.  eBay represents active users. Amazon represents active customers. Yahoo represents active registered users.

Strong Financial Growth

$ in millions

	Q1 ‘02	Q1 ‘03	Growth

Gross Transaction Value	$2,782	$4,141	49%

Revenue	972	1,392	43%

Gross Profit	354	598	69%

Operating Income	28	93	236%

Net Income/(Loss)	$(437)	$(110)	75%

Cash Flow from Operations	14	467	NM

EBITA (pro forma)	79	173	120%

Adjusted Net Income (pro forma)	43	110	156%

Free Cash Flow	$149	$406	172%

Revenue, gross profit, operating income, net income/(loss) and cash flow from operations presented on actual basis.
EBITA and Adjusted net income are pro forma for Ticketmaster merger and pending Expedia and Hotels.com mergers, and are adjusted for one – time items. Please see definitions and reconciliations at the end of this document.

Strong Balance Sheet

$ in millions, as of March 31, 2003. Pro forma for recent and pending transactions.

[CHART]

As adjusted as of 3/31/03. Includes marketable securities. Pro forma for Liberty pre -emptives and repurchase of 0.9 million USA shares through May 9, 2003. Excludes cash due to clients of $129 million at Ticketmaster.

Includes $270 million in deferred merchant bookings at Expedia and $112 million in deferred merchant revenue at Hotels.com.

Shareholder Value Creation

[CHART]

Important

This presentation contains forward looking statements relating to possible or assumed future results of USA.  It reflects the views of USA with respect to future events, and is subject to risks that could cause future results to materially differ.  These risks are described in USA’s Securities and Exchange Commission filings.  Information contained herein about entities other than USA has been obtained from sources believed to be reliable, but no independent verification has been made and no representation is made as to its accuracy or completeness.  Any statements non-factual in nature constitute opinions, which are subject to change without notice.  The forward looking statements and opinions in this presentation are made as of the date of this presentation unless otherwise noted, and USA undertakes no obligation to update or revise them for any reason.  These statements do not include the potential impact of any mergers, acquisitions or other business combinations that may be completed in the future other than as noted.

This presentation refers to budgeted data from the USA 2003 budget released on February 6, 2003.  The budgeted data is as of February 6, 2003 and is not being updated or confirmed as of the date hereof.  Pro forma financial information includes the results from Expedia as of January 1, 2001, and is pro forma for the exchange of Holdco shares by Liberty, the Vivendi transaction and the Ticketmaster merger as if they had occurred on January 1, 2001.

EBITA is defined as defined as operating income plus amortization of (1) non-cash compensation, (2) non-cash distribution and marketing, (3) other intangibles (and goodwill in 2001), (4) non-recurring items and (5) HSN disengagement costs. Adjusted Net Income generally captures all income statement items that have been, or will ultimately be, settled in cash and is defined as net income available to common shareholders plus: (1) amortization of non-cash distribution and marketing expense, (2) amortization of non-cash compensation expense, (3) amortization of intangibles (and goodwill in 2001), net of related tax and minority interest expense, (4) equity income or loss from USA’s 5.44% interest in VUE, and (5) non-recurring items and / or restructuring charges. Adjusted EPS is defined as Adjusted Net Income divided by fully diluted shares outstanding for Adjusted EPS purposes For reconciliations from non-GAAP to GAAP metrics, please refer to www.usainteractivecom.

In connection with the proposed merger transactions with Expedia and Hotels, USA Interactive and Expedia have filed a proxy and information statement/prospectus and USA Interactive and Hotels.com have filed an Information Statement/Prospectus, in each case with the Securities and Exchange Commission. Investors and security holders are urged to read carefully these documents regarding the proposed transactions, because they will contain important information. Investors and security holders may obtain a free copy of these documents and other documents containing information about USA Interactive, Expedia, Inc. and Hotels.com, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of USA Interactive’s filings may be obtained by directing a request to USA Interactive, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, free copies of Expedia’s filings may be obtained by directing a request to Expedia, Inc. 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005, Attention: Investor Relations, and free copies of Hotels.com’s filings may be obtained by directing a request to Hotels.com, 8140 Walnut Hill Lane, Suite 203, Dallas, TX 75231, Attention: Investor Relations.

[LOGO]

Engaging worldwide in the business of interactivity via the Internet, the television and the telephone.

Reconciliations

$ in millions

	Q1 ‘02	Q1 ‘03

EBITA	$79	$173

Amortization of non-cash items	(123)	(136)

HSN disengagement costs	(11)	(4)

One-time items	0	(2)

Pro forma adjustments	84	63

Operating Income	$28	$93

Pro forma adjustments reflect Ticketmaster merger, pending Expedia merger and pending Hotels.com merger.

[LOGO]

Reconciliations

amounts in millions, except per share

	Q1 ‘02	Q1 ‘03

Adjusted net income	$43	$110

Amortization of non-cash items	(123)	(136)

Equity pick-up of VUE	0	(243)

Related tax and minority interest	39	141

Pro forma adjusted diluted net loss	(42)	(128)

One-time items	(461)	(1)

Pro forma adjustments	64	17

Impact of dilutive securities	2	2

Net loss available to common shareholders	$(437)	$(110)

Pro forma adjustments reflect Ticketmaster merger, pending Expedia merger and pending Hotels.com merger.